Exhibit 99.3

202038 Procaps Extraordinary Proxy Card Rev1 - Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2025

Vote by Internet - QUICK EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

PROCAPS GROUP, S.A.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 2, 2025 (December 3, 2025, 5:59AM Luxembourg time) at the latest.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. **Votes submitted by mail must be received** by December 2nd, 11:59PM EST (December 3rd 2025, 5:59AM Luxembourg time) at the latest.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY

Please mark your votes like this **X**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE EXTRAORDINDARY GENERAL MEETING

	FOR	AGAINST	ABSTAIN
1. Decision to change the name of the Company from “Procaps Group, S.A.” to “Sofgen Pharma S.A.” and subsequent amendment of article 1 of the articles of association.	☐	☐	☐
2. Delegation of powers. Miscellaneous.	☐	☐	☐

If amendments or new resolutions are presented at the Extraordinary General Meeting, I irrevocably give the Chairman of the Extraordinary General Meeting, whom failing, any lawyer and/or employee of 55LEGAL., with full power of substitution, the power to vote in my name and as he/she deems fit, unless I mark the box abstain. ABSTAIN ☐

To change the address on your account, please check the box at right and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

New Address:______________________________

CONTROL NUMBER

Signature________________ **Signature, if held jointly**________________ **Date**________**2025.**

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

202038 Procaps Extraordinary Proxy Card Rev1 - Back 2025 By executing this proxy card, the undersigned hereby confirms that (i) he has not waived all or part of his voting rights, (ii) none of his voting rights have been suspended and (iii) the exercise of any voting rights pursuant to this proxy does not result in a breach of any voting agreements to which he is a party. All powers granted to the above chosen proxyholder are for the purpose of making any statement, casting all votes, signing all minutes of meetings and other documents, doing everything which is lawful, necessary or simply useful in view of the accomplishment and fulfillment of the present proxy, as may be required, and to proceed, in accordance with the requirements of Luxembourg law, to any filing with the Luxembourg Trade and Companies’ Register and to any publication on the Recueil électronique des sociétés et associations, as may be required, while the undersigned promises to ratify all said actions taken by the above chosen proxyholder whenever requested. The undersigned understands and accepts that any later dated proxy card issued will override and deprive of effect any previously issued proxy card. I understand and accept that in case, in addition to a previously submitted vote via a proxy card, I attend and vote at the Extraordinary General Meeting in person, and provided that such physical attendance and voting meets the requirements set forth in the convening notice, the vote submitted in person at the Extraordinary General Meeting shall prevail and any previously submitted vote via a proxy card shall be deprived of effect. The present proxy pursuant to this proxy card will remain in force if the Extraordinary General Meeting is, for whatsoever reason, to be adjourned or postponed or if a second general meeting is to be convened in order to decide on the same agenda. By submitting this proxy card, you agree to appoint Mr. Bob Calmes as chairman and Freddy Andrés Lozano Reyes as scrutineer as part of the bureau of the Extraordinary General Meeting. The chairman will designate a secretary for the Extraordinary General Meeting. If any other persons mentioned above cannot, for any reason whatsoever, attend the Extraordinary General Meeting, you agree that Mr. Bob Calmes may appoint other persons to act as chairman and scrutineer at the Extraordinary General Meeting. The undersigned undertakes to indemnify the above chosen proxyholder against any claims, losses, costs, expenses, damages or liability sustained or incurred by the above chosen proxyholder as a result of any action taken in good faith pursuant to the present proxy card. This proxy shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The parties irrevocably agree that any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS PROCAPS GROUP, S.A. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS société anonyme Registered office: 9, rue de Bitbourg, L - 1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B 253360 (the “ Company ”) to be held on December 5th at 6 p.m. Luxembourg time (the “Extraordinary General Meeting”) The undersigned hereby appoints (please mark only one option): OPTION 1: The Chairman of the Extraordinary General Meeting, whom failing, any lawyer and/or employee of 55LEGAL as proxy voting representative appointed by the Company, each with full power of substitution (the “ Company Proxies ”), OPTION 2: [Please fill in]: [in case of a natural person: [Mr./Ms.] , born on , in , residing at ]/[in case of a legal person: , having its registered office at , registration authority and number , represented by ], to individually represent and vote as designated on the reverse side, all the shares of the Company held of record by the undersigned on 12 November, 2025, at 24:00 (MIDNIGHT) Luxembourg time, at the Extraordinary General Meeting (or any adjournment or postponement thereof). If (i) you do not mark one of the two options above, or (ii) you mark all two options above, or (iii) you select option 2 but do not duly populate the relevant details of your proxy, your vote will by default be counted as being submitted pursuant to the option 1. Please indicate on the reverse side of this proxy card how these shares are to be voted. This proxy card must be marked, signed, dated and returned to Continental Stock Transfer & Trust Company, the Company’s registrar and transfer agent, on behalf of the Company, at the latest on December 2nd, 2025 at 11:59PM EST (December 3rd 2025, 5:59AM Luxembourg time) in order to be counted. This proxy, when properly executed, will be voted in the manner directed herein. THE UNDERSIGNED HEREBY CERTIFIES BEING THE HOLDER OF RECORD OF THE SHARES OF THE COMPANY AS AT 12 NOVEMBER, 2025, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME. THIS PROXY CARD WILL AUTOMATICALLY BE INVALIDATED IF THE UNDERSIGNED WAS NOT THE HOLDER OF RECORD OF THE REFERENCED ORDINARY SHARES OF THE COMPANY ON 12 NOVEMBER, 2025, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME. (Continued and to be marked, dated and signed on the other side)